EMI

07020529

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL PROCESSING RECEIVED JAN 11 2007 WASH. D.C. 100 SECTION

5th January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 5th January 2007, confirming that Wellington Management Company, LLP has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 5th January 2007, held 51,862,821 shares, being 6.48% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/03

Regulatory News Service

5th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax on 5th January 2007, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 5th January 2007, had an interest in 51,862,821 shares, being 6.48% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231